Exhibit 99.1

TechFaith Reports First Quarter 2012 Financial Results

Beijing, China May 22, 2012 - China TechFaith Wireless Communication Technology Limited (NASDAQ: CNTF) (“TechFaith” or the “Company”) today announced unaudited financial results for the first quarter ended March 31, 2012.

For the first quarter of 2012, TechFaith reported net revenue of US$42.7 million compared to US$81.7 million in the fourth quarter of 2011 and US$78.7 million in the first quarter of 2011. This is in line with the Company’s prior guidance which stated that revenue in the first quarter of 2012 would be in the range of US$41 million to US$45 million. The revenue decline is primarily due to the material impact of seasonality, higher competition and lower demand levels for mobile phones in China. Gross profit for the first quarter of 2012 was US$10.8 million, compared to US$19.1 million in the fourth quarter of 2011 and US$25.3 million in the first quarter of 2011. Gross margin for the first quarter of 2012 was 25.4%, compared to 23.4% in the fourth quarter of 2011 and 32.1% in the first quarter of 2011. The decline in gross margin on a sequential and year-over-year basis is attributed to lower revenue and increased unit costs. Net loss attributed to TechFaith for the first quarter of 2012 was US$0.4 million, or a US$0.01 loss per basic and diluted weighted average outstanding ADS, compared to net income of US$2.7 million, or US$0.05 per basic and diluted weighted average outstanding ADS in the fourth quarter of 2011, and net income of US$13.8 million or US$0.26 per basic and diluted weighted average outstanding ADS in the first quarter of 2011.

Ms. Ouyang Yuping, TechFaith’s Chief Financial Officer, said, “We had an extremely challenging quarter for our business as lower demand in our Original Developed Product (ODP) segment, combined with our fixed operating costs structure, resulted in a net loss for the quarter. Our operating structure is able to support revenues considerably higher than US$100 million per quarter, which results in absorption issues with the current lower revenue levels. We are working to better align our resources to the current business environment, including potential cost reduction measures.”

Mr. Deyou Dong, President and Chief Operating Officer of TechFaith, said “Our focus is on continuing to develop commercially attractive mobile phones and phones targeting niche segments, like our ruggedized outdoor smart phones. We will continue to work to expand our sales volumes through our unique ruggedized smart phones and our branded mobile phones business which can contribute to our long-term strategy.”

Mr. Defu Dong, Chairman and Chief Executive Officer of TechFaith, said, “For our game business, we intend to focus on strengthening and building up our customer base. We have successfully navigated business cycles before and are confident we can adjust our business to current demand levels.”

Second Quarter of 2012 Outlook

The below forecast is TechFaith’s current and preliminary view, which is subject to change. TechFaith currently expects total revenue for the second quarter of 2012 to be in the range of US$32.0 million to US$36.0 million.

Investor Conference Call / Webcast Details

TechFaith will hold a conference call on Tuesday, May 22, 2012 at 8:00 a.m. U.S. Eastern Time (8:00 p.m. Tuesday, May 22, 2012 in Beijing). The dial-in phone number is +1-617-213-8055 or +1-866-578-5771. The conference call passcode is 17104542. A live webcast of the conference call will also be available on TechFaith’s website at www.techfaithwireless.com.

A replay of the call will be available approximately 2 hours after the conclusion of the live call through 10 p.m. U.S. Eastern Time on May 29, 2012, (10 a.m., May 29, 2012 in Beijing) by telephone at +1-617-801-6888. To access the replay, use passcode 87571767. A webcast replay will also be available at http://www.techfaithwireless.com.

About TechFaith

TechFaith (NASDAQ: CNTF) has three primary businesses. The Company is a leading global ODP (Original Developed Product) provider for global mobile handsets market. Under its TecFace brand, the Company is a leading developer of specialized mobile phones for differentiated market segments, including the rapidly growing Smartphone market targeting users and Operators through its TecFace brand; Outdoor and Sports enthusiasts through its Jungle brand; and the Teen market through licensed brands. Under the Company’s 17Vee brand, the Company has built a leading, intellectual property based somatic gaming business ranging from Bluetooth enabled somatic gaming controllers and software to a recently launched proprietary set-top somatic game box. For more information, please visit www.techfaithwireless.com, www.17vee.com and www.798game.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “outlook” and similar statements. Among other things, the business outlook and strategic and operational plans of TechFaith and management quotations contain forward-looking statements. TechFaith may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about TechFaith’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, those risks outlined in TechFaith’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. TechFaith does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

CONTACTS:
In China: Jay Ji China Techfaith Wireless Communication Technology Limited Tel: 86-10-5822-8390 ir@techfaith.cn	In the U.S.: David Pasquale Global IR Partners Tel: +1 914-337-8801 cntf@globalirpartners.com

CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Thousands of U.S. Dollars, except share and per share/ADS data and unless otherwise stated)

	Three Months Ended March 31		Three Months Ended December 31
	2012	2011	2011
Revenues:
ODP	$18,945	$53,808	$50,711
Brand name phone sales	15,535	14,914	19,274
Game	8,196	9,958	11,702

Total net revenues	$42,676	$78,680	$81,687
Cost of revenues:
ODP	$17,511	$40,365	$45,062
Brand name phone sales	9,847	8,899	11,916
Game	4,486	4,121	5,630

Total cost of revenues	$31,844	$53,385	$62,608
Gross Profit	$10,832	$25,295	$19,079
Operating expenses:
General and administrative	$1,436	$4,439	$4,453
Research and development	2,962	3,279	3,820
Selling and marketing	5,356	2,352	7,652
Exchange (gain) loss	20	4	(69)

Total operating expenses	$9,774	$10,074	$15,856
Government subsidy income	89	—	36
Other operating income	99	538	683

Income from operations	$1,246	$15,759	$3,942
Interest income	446	277	388
Investment income	—	883	—
Other income (expenses)	—	1	(83)
Change in fair value of put option	—	—	(150)

Income before income taxes	$1,692	$16,920	$4,097
Income tax expenses	(1,692)	(2,167)	(636)

Net income	$—	$14,753	$3,461
Less: net income attributable to the noncontrolling interest	(413)	(926)	(776)

Net income (loss) attributable to TechFaith	$(413)	$13,827	$2,685

Net income (loss) attributable to TechFaith per share
Basic	$(0.00)	$0.02	$0.00

Diluted	$(0.00)	$0.02	$0.00

Net income (loss) attribute to TechFaith per ADS
Basic	$(0.01)	$0.26	$0.05

Diluted	$(0.01)	$0.26	$0.05

Net income	$—	$14,753	$3,461
Other comprehensive income (loss), net of tax Foreign currency translation adjustment	(273)	1,990	3,960

Comprehensive income (loss)	(273)	16,743	7,421
Less: Comprehensive income contributable to noncontrolling interest	(402)	(926)	(1,303)

Comprehensive income (loss) attributable to TechFaith	$(675)	$15,817	$6,118

Weighted average shares outstanding
Basic	794,003,193	794,003,193	794,003,193

Diluted	794,003,193	794,003,193	794,003,193

CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In Thousands of U.S. Dollars)

	March 31, 2012	December 31, 2011
Assets
Current assets:
Cash and cash equivalents	$248,319	$250,637
Accounts receivable	2,825	6,715
Inventories	8,031	7,984
Prepaid expenses and other current assets	14,715	17,560
Deferred tax assets-current	219	207

Total current assets	$274,109	$283,103

Plant, machinery and equipment, net	$46,235	$48,977
Land use rights, net	10,695	10,755
Construction in progress	22,738	21,002
Acquired intangible assets, net	6,469	2,327
Goodwill	1,242	1,242
Deferred tax assets-noncurrent	4	3
Total assets	$361,492	$367,409

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable (including accounts payable of the consolidated variable interest entities without recourse to China Techfaith Wireless Communication Technology Limited, $nil and $nil as of March 31, 2012 and December 31, 2011, respectively)	8,846	8,792
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated variable interest entities without recourse to China Techfaith Wireless Communication Technology Limited, $854 and $837 as of March 31, 2012 and December 31, 2011, respectively)	15,203	21,721
Advance from customers (including advance from customers of the consolidated variable interest entities without recourse to China Techfaith Wireless Communication Technology Limited, $213 and $202 as of March 31, 2012 and December 31, 2011, respectively)	8,742	8,492
Deferred revenue (including deferred revenue of the consolidated variable interest entities without recourse to China Techfaith Wireless Communication Technology Limited, $nil and $nil as of March 31, 2012 and December 31, 2011, respectively)	695	219
Income tax payable (including income tax payable of consolidated variable interest entities without recourse to China Techfaith Wireless Communication Technology Limited, $23 and $21 as of March 31, 2012 December 31, 2011, respectively)	1,593	1,804

Total current liabilities	$35,079	$41,028
Long-term loan (including long-term loan of the consolidated variable interest entities without recourse to China Techfaith Wireless Communication Technology Limited, $nil and $nil as of March 31, 2012 and December 31, 2011, respectively)	290	290
Deferred tax liability-noncurrent (including deferred tax liability-noncurrent of the consolidated variable interest entities without recourse to China Techfaith Wireless Communication Technology Limited, $nil and $nil as of March 31, 2012 and December 31, 2011, respectively)	98	106

Total liabilities	$35,467	$41,424

Shareholders’ equity
Paid in capital	$16	$16
Additional paid-in capital	141,980	141,667
Accumulated other comprehensive income	43,324	43,597
Statutory reserve	22,631	22,631
Retained earnings	96,859	97,272

Total Techfaith shareholders’ equity	$304,810	$305,183

Noncontrolling interests	$21,215	$20,802

Total shareholders’ equity	$326,025	$325,985

Total liabilities and shareholders’ equity	$361,492	$367,409